P.E. 2/19/02

02014992

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of February 19, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated February 19, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA SHAREHOLDERS ADJOURN MEETING; UPDATE ON RESTRUCTURING

WARSAW, Poland -- February 19, 2002 -- Netia Holdings S.A. (Nasdaq: NTIA, WSE: NET) Poland's largest alternative provider of fixed-line telecommunications services, today announced that at its Extraordinary General Meeting held today, shareholders approved a two week adjournment of the meeting until March 5, 2002 at 12:00 p.m. CET. No substantive resolutions were voted upon at the meeting.

The Extraordinary General Meeting is occurring in the context of the Company's ongoing negotiations with a committee of noteholders (the "Committee") representative of more than a majority of the Company's high yield debt obligations. As announced yesterday, detailed negotiations with the Committee have led the Company close to a restructuring deal between the noteholders and the Company's existing equity owners. Although there can be no assurance that a definitive agreement will ultimately be reached between those parties, or as to what shape any agreed restructuring will take, discussions toward an agreed restructuring plan are continuing.

The shareholder approvals to be voted on at the Extraordinary General Meeting would allow the Company to issue shares in exchange for the high yield notes as part of the restructuring. In addition, the Company also announced today that it and two of its subsidiaries intend to file applications for the opening of arrangement proceedings in Warsaw on Wednesday, February 20, 2002. The arrangement proceedings will facilitate the reduction in indebtedness that is expected to be part of the restructuring plan. The arrangement proceedings may last for the duration of the restructuring. In the meantime, Netia expects to continue to operate its network and to serve its business and residential customers without interruption throughout the process.

Netia is the leading alternative fixed-line telecommunications provider in Poland. Netia provides a broad range of telecommunications services including voice, data and Internet-access and commercial network services. Netia's American Depositary Shares ("ADSs") are listed on the Nasdaq National Market (NTIA), and the Company's ordinary shares are listed on the Warsaw Stock Exchange. Netia owns, operates and continues to build a state-of-the-art fiber-optic network that, as at September 30, 2001, had connected 343,634 active subscriber lines, including 93,713 business lines. Netia currently provides voice telephone services in 24 territories throughout Poland, including in six of Poland's ten largest cities.

- more -

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on April 30, 2001, its Current Report on Form 6-K filed with the Commission on May 15, 2001, its Current Report on Form 6-K filed with the Commission on August 7, 2001, its Current Report on Form 6-K filed with the Commission on November 6, 2001, and its Current Report on Form 6-K filed with the Commission on January 18, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

###

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2002

NETIA HOLDINGS S.A.

By: ______________________
Name: Kjell-Ove Blom
Title: acting President

By: ______________________
Name: Avraham Hochman
Title: VP Finance